OURBANC CORPORATION

2021 Report

Dear investors,

As we begin the second quarter of 2022, I would like to again reflect on what we have accomplished together against all odds in 2021 and Q1 2022.

First and foremost, our team is forever thankful for your continued support of our shared vision and actions in building a genuinely community-first FinTech beyond the marketing hype!

We are grateful for all the contributions from our community of Advisors, Allies, Investors, and future Members and for all the incredible relationships we continue to cultivate.

So, as we move into Q2 2022 and continue the purposeful work together, our priorities in coming months will be:
- Launching our Mobile Banking App+ to the public in coming months
- Expanding our Founding Team to support the upcoming launch of our app
- Continuing to deepen and expand our Ally Networks

We believe 2022 will be full of opportunities and challenges. Still, we are ready and very excited about our vision and for the opportunities ahead to make Finance and FinTech more equitable, inclusive, sustainable, open, and faster!

So, here's to this year! Together, let us continue to make history and do our part in closing the racial wealth gap!

Onward and upwards!

David
Founder & CEO
OurBanc

We need your help!

As we gear up to launch our Mobile Banking App+ in the coming months, we would love you to continue to share our story with your friends, family, and broader network about joining our community of advisors, and helping to drive our pre-launch signups at https://www.whyourbanc.com

Sincerely,

David Dwumah

Founder & CEO

Our Mission

In 5 years OurBanc's vision is to have an independent bank charter and to be the industry leader in empowering customers to improve their financial health through their banking platform. Our goal is to have over 10MM customers. OurBanc aims to be the thought and action leader in closing the racial wealth gap. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

B+


The Good

Expanded our network moat with aligned organizations such as the Mass FinTech Hub and Council for Inclusive Capitalism.

Raised about $200K from crowdfunding, angel investors, and our personal savings to launch a very lean startup.

Launched our private Pilot of our Personal Financial Management capability in November 2021.


The Bad

We would have wanted more items from our ambitious and agile Roadmap delivered and available by the end of Q1 2022.

N/a

N/a

2021 At a Glance
January 1 to December 31

$30,000
Revenue

-$45,882
Net Loss

$16,353 +256%
Short Term Debt

$131,190
Raised in 2021

$30,970
Cash on Hand
As of 03/31/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

OurBanc is a financial technology company that improves customer's financial health by incorporating technology with progressive banking services to provide personalized actionable insights that protect, guide, and inform customers to encourage better financial behaviors.

OurBanc offers a transparent, equitable and economical transactional banking experience that generates revenue through customer engagement not fees.

In 5 years OurBanc's vision is to have an independent bank charter and to be the industry leader in empowering customers to improve their financial health through their banking platform. Our goal is to have over 10MM customers.

OurBanc aims to be the thought and action leader in closing the racial wealth gap. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

OurBanc Corporation was incorporated in the State of Delaware in November 2020.

Since then, we have:

- Credit Union Philosophy - Engage community EARLY and offer ownership and solutions inclusion

- Bootstrapped R&D, Design, & Beta launch of the Personal Financial Management tool

- Leadership comprised of 40+ years financial services experience, Citizens, EY, FED, Microsoft, Whitehouse

- Strategic partnerships with industry leaders; Top payment network, US FPC, Fintech Equality Coalition

- Next-Gen tech enabled: AI & Data-driven approach for delivering personalized & actionable insights

- Community First: Transparent & Mission Driven, prioritizing customer's financial health & profits

- Future Plans: Equitable transactional banking access, fairer lending, insurance products begin 11/21 (not guaranteed)

Historical Results of Operations

Our company was organized in November 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $30,000 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $123,642, including $27,580 in cash. As of December 31, 2020, the Company had $150 in total assets, including $150 in cash.

- *Net Loss.* The Company has had net losses of $45,882 and net losses of $4,494 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $66,353 for the fiscal year ended December 31, 2021 and $4,594 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $71,190 in debt and $122,730 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

OurBanc Corporation cash in hand is $30,970.05, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,500/month, for an average burn rate of $2,500 per month. Our intent is to be profitable in 24 months.

In January 2022, the Company closed its raise of $62.7K in the form of simple agreements for future equity (SAFE).

We project to our revenues to be $300,000 over the next 3-6 months.

We projecting our Expenses to be $1,000,000 over the next 3-6 months.

We are not yet profitable. We project that we will need to raise at least $3,000,000 over the next 24 months to achieve profitability.

We intended to cover our short-term burn through loans and others sources of capital.

Net Margin: -153%	Gross Margin: 100%	Return on Assets: -37%	Earnings per Share: -$6,554.57
Revenue per Employee: $30,000	Cash to Assets: 22%	Revenue to Receivables: 250%	Debt Ratio: 54%

📄 OurBanc_-_2021_and_2020_Financials_Statements_Unaudited_04.25.2022.pdf

📄 OurBanc_-_Financials_and_CPA_Review_Report_2020_Final.pdf

We ❤ Our
42 Investors

42 Investors

Thank You For Believing In Us

Laura Kiernan	Rosina Chandler	Larry Gaskin, Jr.	Gary Charles Ventola	Kimoela Cato	Nathan Fell	Lisa Omueti
Adeyemi Ogunleye	Katherine Omueti Ayoade	Kofi Darkwah	Jeffrey Adusei	Yvonne Boadih	Kwabena Jumah	Kwasi Opoku
Fiona Leo-Mensah	Tony Richardson	Eric Boateng	Kwaku Afriyie	Henry Afriyie	Theo Leomensah	Kelley Brandon
Linda Baraka	Duke Jumah	Ernest Owusu-Afriyie	Kwasi Darkwah	Tamsen Reid	Edward Damian Antwi	Julian Boaten
Hans Obiri Larbi	Kofi Opoku	Michael Afari	Boston Impact Initiative F...	Claudia Darkwah	Yvonne Boadih	Stephanie Omueti
Geogy Philip	Edward Weaver	Mario M Teel Jr.	Matt Lepley	Gottfried Nii Adjei Oddoye	Omar Mendez	Nii Lokko

Thank You!

From the OurBanc Corporation Team



David Dwumah
Founder & CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Kofi Dwumah	President and CEO @ OurBanc	2020

Officers

OFFICER	TITLE	JOINED
David Kofi Dwumah	President Vice President Secretary CEO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
David Kofi Dwumah	7,500,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2021	$16,353		Section 4(a)(2)
05/2021	$60,000	Safe	Section 4(a)(2)
06/2021	$4,837		Section 4(a)(2)
12/2021	$50,000		Section 4(a)(2)
01/2022	$62,730		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
David Dwumah	04/19/2021	$16,353	$16,353	0.0%	12/31/2022	Yes
Aaron Sims	06/01/2021	$4,837	$0	0.0%	12/31/2021	Yes
David Dwumah	12/06/2021	$50,000	$50,000	6.0%	12/31/2026	Yes

Related Party Transactions

Name	David Dwumah
Amount Invested	$12,000
Transaction type	Other
Issued	12/03/2021
Relationship	founder

The Company made an loan advance to founder.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	7,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We are heavily reliant on third-party business and technical partners to support several key aspects of our operations. A major disruption in the provision of these critical services to our business in the agreed manner or at agreed-upon terms would reduce our ability to continue our operations and or support future growth and scaling.

Our business is prone to material and probable cyber risks and potential security reaches which require us to proactively incur an increasing cost, time, and effort to reduce the adverse impacts that could occur from such events that if they are not reasonably mitigated. Our business involves storing, processing, and transmitting our customers' confidential information. A major cybersecurity breach of our website, our mobile applications, or systems, could expose us to a risk of financial loss, reputational damage, exposure to potential litigation, and cause a major disruption of our operations.

We have primarily depended on angel investors and self-financing from our founder and former cofounder to fund our business to date. As we begin the next phase in growth and accelerate our operations to support future growth and scaling, we will require the expansion of our access to capital beyond our existing capabilities or the addition of new sources of capital. These new financing sources depend on many factors, many of which are outside of our control. This source of funding and future funding could be adversely affected by a lack of sufficient financing at acceptable prices or disruptions in the investor community, which could reduce our access to capital to continue our operations and or support future growth and scaling.

The spread of COVID-19 and emerging variants can severely impact many local economies around the United States. In many states, businesses could be forced to cease or limit operations for long or indefinite periods of time. Measures could be taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses, resulting in an economic slowdown and the increased possibility of a recession. Global stock markets have also experienced great volatility and a significant weakening. State and Local Governments and the Federal Reserve will have to respond with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic and a possible recession brought upon by variants, as well as the effectiveness of government and the central bank responses, remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of OurBanc for future periods.

The success of our business will depend on our ability to quickly and cost-effectively attract, retain, and expand our share of consumers' wallets. Our inability to do so successfully will negatively impact our ability to generate self-sustaining revenue needed to support the execution of our strategic roadmap and business operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[©];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

OurBanc Corporation

- Delaware Corporation
- Organized November 2020
- 1 employees

7 Taylor Drive
Rehoboth MA 02769

https://www.whyourbanc.com

Business Description

Refer to the OurBanc Corporation profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

OurBanc Corporation is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.